December 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Gregory Herbers

Re: Sono Group N.V. – Request for Acceleration

Registration Statement on Form F-3

File No. 333-268709

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), B. Riley Securities, Inc., Berenberg Capital Markets LLC, and Cantor Fitzgerald & Co. (collectively, the “Agents”) in connection with the offering pursuant to Rule 415 under the Securities Act described in the ATM Prospectus (the “ATM Prospectus”) forming a part of the Registration Statement on Form S-3 (File No. 333- 268709) (the “Registration Statement”), of Sono Group N.V. (the “Company), hereby join the request of the Company for the acceleration of the effective date of the Registration Statement, so that the Registration Statement may become effective at 5:00 p.m. Eastern Standard Time on Monday, December 19, 2022, or as soon thereafter as practicable.

The Corporate Financing Department (the “Department”) of the Financial Industry Regulatory Authority (“FINRA”) understands that the Agents may participate in the distribution of an offering pursuant to Rule 415 under the Securities Act under the Registration Statement, and the Department has confirmed to the Company and the Agents in writing that it raises no objections with respect to the fairness and reasonableness of the proposed compensation terms and arrangements.

The Agents hereby authorize Clemens Rechberger of Sullivan & Cromwell LLP, attorney for the Company, to orally modify or withdraw this request for acceleration. The Agents request that it be notified of such effectiveness by a telephone call to Mr. Rechberger at +49 (69) 4272-5514.

[signature page follows]

Thank you for your assistance in this matter.

B. RILEY SECURITIES, INC.

By:	/s/ Patrice McNicoll
Name:	Patrice McNicoll
Title:	Co-Head of Investment Banking

BERENBERG CAPITAL MARKETS LLC

By:	/s/ Zachary Brantly
Name:	Zachary Brantly
Title:	Head of US Investment Banking

By:	/s/ Matthew G. Rosenblatt
Name:	Matthew G. Rosenblatt
Title:	CCO, Ops. Principal

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

cc:           Laurin Hahn

Jona Christians

Torsten Kiedel

Thomas Hausch

Markus Volmer

(Sono Group N.V.)

Clemens Rechberger

(Sullivan & Cromwell LLP)